JPMORGAN INSURANCE TRUST

1111 Polaris Parkway

Columbus, Ohio

February 23, 2009

BY EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:   JPMorgan Insurance Trust– Application for Withdrawal of a Registration Statement on Form N-14, filed with the U.S. Securities and Exchange Commission on February 13, 2009 (File No. 333-157329)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), JPMorgan Insurance Trust (the “Fund”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement of the Fund on Form N-14 which was filed with the Commission on February 13, 2009 (File No. 333-157329 and Accession No. 0001145443-09-000147) (the “Registration Statement”).

The Fund requests that such consent be granted on the grounds that the Registration Statement was filed by the Fund with the Commission in error.  The Fund confirms that no securities have been sold under the Registration Statement.

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Elizabeth A. Davin at (614) 248-7598.  Thank you for your assistance.

Respectfully submitted, JPMorgan Insurance Trust By: /s/ Patricia A. Maleski Name: Patricia A. Maleski Title: Treasurer and Principal Financial Officer